SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

         Under the Securities Exchange Act of 1934

                     (Amendment No. 3)



               Western National Corporation
                     (Name of Issuer)

                    Common Stock
              (Title of Class of Securities)

                         958845109
                      (CUSIP Number)

Peter V. Tuters, Senior Vice President and Chief Investment Officer American General Corporation, 2929 Allen Parkway, Houston TX 77019
                      (713) 522-1111
       (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

                       May 20, 1997
           (Date of Event which Requires Filing
                    of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .











              (Continued on following pages)

                Page 1 of    10      Pages

CUSIP No.  958845109
                            13D
Page   2    of     10
Pages



                             1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

AMERICAN GENERAL CORPORATION
IRS #74-0483432


                             2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)



                             3
SEC USE ONLY




                             4
SOURCE OF FUNDS

OO


                             5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)




                             6
CITIZENSHIP OR PLACE OF ORGANIZATION

Texas


                        NUMBER OF

                          SHARES

                             7
SOLE VOTING POWER

0



                       BENEFICIALLY

                         OWNED BY

                             8
SHARED VOTING POWER

32,201,964



                           EACH

                        REPORTING

                             9
SOLE DISPOSITIVE POWER

0



                          PERSON

                           WITH
                            10
SHARED DISPOSITIVE POWER

32,201,964



                            11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,201,964


                            12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES




                            13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.2%


                            14
TYPE OF REPORTING PERSON

HC, CO

CUSIP No.  958845109
                            13D
Page   3    of    10
Pages



                             1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

AGC LIFE INSURANCE COMPANY
IRS #76-0030921


                             2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)



                             3
SEC USE ONLY




                             4
SOURCE OF FUNDS

OO


                             5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)




                             6
CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri


                        NUMBER OF

                          SHARES

                             7
SOLE VOTING POWER

0



                       BENEFICIALLY

                         OWNED BY

                             8
SHARED VOTING POWER

32,201,964



                           EACH

                        REPORTING

                             9
SOLE DISPOSITIVE POWER

0



                          PERSON

                           WITH
                            10
SHARED DISPOSITIVE POWER

32,201,964



                            11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,201,964


                            12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES




                            13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.2%


                            14
TYPE OF REPORTING PERSON

IC

American General Corporation ("American General") and AGC Life Insurance Company ("AGC Life") hereby amend their statement on Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2 thereto (the
"Statement"), relating to the common stock of Western National
Corporation ("Western") as follows:


Item 2.  Identity and Background.

(a)-(c) An updated list of the executive officers and directors of American General is attached hereto as Exhibit 1 in response to Item 2(a)-(c). An updated list of the executive officers and directors of AGC Life is attached hereto as Exhibit 2 in response to Item 2(a)-(c).


Item 3.  Source and Amount of Funds and Other Consideration.

  All of the 7,254,464 shares of Series A Participating Preferred Stock of Western (such 7,254,464 shares being hereinafter referred to as the "Preferred Shares") acquired by American General on September 30, 1996, were subsequently transferred to AGC Life. On May 20, 1997, the Preferred Shares automatically converted into 7,254,464 shares of Western's common stock (the "Underlying Common Shares") in accordance with the conversion terms of the Preferred Shares. The conversion was triggered by the approval of the holders of Western's common stock at the issuer's annual meeting on May 20, 1997.


Item 4.  Purpose of Transaction.

  The Underlying Common Shares were acquired for investment and not with the purpose nor with the effect of changing or influencing the control of Western, nor in connection with or as a participant in any transaction having such purpose or effect.


Item 5.  Interest in Securities of Issuer.

(a) American General may be deemed to beneficially own, through its wholly owned subsidiary AGC Life, an aggregate of 32,201,964 shares or 46.2% of Western's issued and outstanding shares of common stock.

  Robert M. Devlin, who serves as an executive officer and director of American General and as a director of AGC Life, has advised American General that he owns 10,000 shares or approximately .0002% of the issued and outstanding shares of Western's common stock.
  The poll of the directors of AGC Life has not been completed and, if necessary, an amendment will be filed if any of such directors owns shares of Western's common stock.

(b) American General and AGC Life may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of the 32,201,964 shares of Western's common stock held by AGC Life, subject to the terms of the amended Shareholder's Agreement (see Item 7, Exhibits 4 and 6). American General and AGC Life know of no other person who will have the power to vote or to direct the vote and to dispose or to direct the disposition of the securities reported herein.

  Mr. Devlin has advised American General that he has the sole power to vote or to direct the vote and to dispose or to direct the disposition of his shares reported in Item 5(a) above.

(c) There have been no transactions in the securities reported herein during the past 60 days, other than the conversion of the Preferred Shares reported above in Item 3.

Item 7. Material to be filed as Exhibits. The list of exhibits is updated as follows:

  Exhibit 1 Executive Officer and Director List for American
            General in response to Item 2(a)-(c).

  Exhibit 2 Executive Officer and Director List for AGC Life in response to Item 2(a)-(c).

  Exhibit 3 Stock Purchase Agreement dated December 2, 1994 between American General and Conseco Investment
            Holding Company in response to Item 5(a) (incorporated by reference to Exhibit 3 to Schedule 13D dated
            December 2, 1994 filed by American General).

  Exhibit 4 Shareholder's Agreement dated December 2, 1994 between American General and Western in response to Item 5(b). (incorporated by reference to Exhibit 4 to Schedule 13D dated December 2, 1994 filed by American General).

  Exhibit 5 Stock Purchase Agreement dated September 13, 1996 between American General and Western in response to
            Item 5(a) and Item 6 (incorporated by reference to
            Exhibit 10.1 to Current Report on Form 8-K/A dated September 17, 1996 filed by Western).

  Exhibit 6 Amendment No. 1 to Shareholder's Agreement dated September 13, 1996 among American General, AGC Life and Western in response to Item 5(b) and Item 6 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K/A dated September 17, 1996 filed by Western).

                         SIGNATURE




  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                      AMERICAN GENERAL CORPORATION



Date: June 6, 1997         BY:   /s/ PETER V. TUTERS

                      Name:     Peter V. Tuters
                      Title:    Senior Vice President and Chief
Financial Officer



                      AGC LIFE INSURANCE COMPANY



Date: June 6, 1997         BY: /s/ PETER V. TUTERS

                      Name:     Peter V. Tuters
                      Title:    Vice President and Chief
Financial Officer